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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------
                                   SCHEDULE TO
                                 AMENDMENT NO. 2

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         SYBRON DENTAL SPECIALTIES, INC.
                            (Name of Subject Company)

                               DANAHER CORPORATION
                             SMILE ACQUISITION CORP.
                       (Name of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    871142105
                      (CUSIP Number of Class of Securities)

                                 Daniel L. Comas
              Executive Vice President and Chief Financial Officer
                               Danaher Corporation
                          2099 Pennsylvania Avenue, NW
                                   12th Floor
                             Washington, D.C. 20006
                                 (202) 828-0850
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   -Copies to-
                             Trevor S. Norwitz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY 10019
                                 (212) 403-1000
                                   -----------

                            CALCULATION OF FILING FEE


       Transaction Valuation                 Amount of Filing Fee
------------------------------------- ----------------------------------
           2,046,908,434*                         $219,019*
------------------------------------- ----------------------------------
------------------------------------- ----------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. The calculation of the filing fee is described on the cover page to the Schedule TO filed on April 18, 2006.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:  $219,019    Filing Party:  Danaher Corporation
         Form or Registration No.:  Schedule TO      Date Filed:  April 18, 2006
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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                  This Amendment No. 2 amends and supplements the Tender Offer
Statement on Schedule TO, as amended, (the "SCHEDULE TO"), originally filed with the Securities and Exchange Commission on April 18, 2006 and as amended and supplemented by Amendment No. 1 on April 21, 2006, by Danaher Corporation ("DANAHER"), a Delaware corporation, and Smile Acquisition Corp. ("PURCHASER"), a Delaware corporation and an indirect wholly owned subsidiary of Danaher. The Schedule TO relates to the offer by Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Sybron Dental Specialties, Inc., a Delaware corporation ("SYBRON"), for $47.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2006 (the "OFFER TO PURCHASE"), and in the related Letter of Transmittal. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     The Complaint titled Dolphin Limited Partnership I, L.P., et al. v. Sybron Dental Specialties, Inc., et al., filed on April 24, 2006, in the Superior Court of the State of California, County of Orange, Case No. 06CC00082, is filed as Exhibit (a)(6)(A) hereto and is incorporated herein by reference.

     The Credit Agreement, dated as of April 25, 2006, among Danaher Corporation and Bank of America, N.A., et al., is filed as Exhibit (b)(1) hereto and is incorporated herein by reference.

     The commitment letter with respect to a US$700,000,000 364 Day Revolving Credit Facility for Danaher Corporation, dated April 11, 2006, by UBS Loan Finance LLC., is filed as Exhibit (b)(2) hereto and is incorporated herein by reference.

          ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

                    Item 3 entitled "Identity and Background of Filing Person" is hereby deleted and replaced in its entirety with the following sentence:

                    "None of Danaher, the Purchaser or, to the best knowledge of such corporations after reasonable inquiry, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          The Offer to Purchase is hereby amended and supplemented as follows:

               TERMS OF THE OFFER

                    The following language is hereby inserted as an additional paragraph on page 2 following the second paragraph of
                    Section 1 entitled "Terms of the Offer" on such page:

                    "In accordance with Exchange Act Rule 14d-11 and the Merger Agreement, Purchaser expressly reserves the right to provide a subsequent offering period of between three and twenty business days (as such term is defined under Exchange Act Rule 14d-1(g)(3)) following the Expiration Date. If included, a subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which already would have been completed."

                    The following sentence is hereby inserted after the first sentence in the third paragraph of Section 1 entitled "Terms of the Offer" on page 2:

                    "Notwithstanding the foregoing, all conditions, other than conditions subject to government approval or applicable law, will be satisfied or waived on or before the Expiration Date."

               ACCEPTANCE FOR PAYMENT AND PAYMENT

                    In the seventh paragraph of Section 2 entitled "Acceptance for Payment and Payment" on page 4, the words "as promptly as practicable" are hereby deleted and replaced with the word "promptly".

               WITHDRAWAL RIGHTS

                    The second paragraph of Section 4 entitled "Withdrawal Rights" on page 7 is hereby deleted and replaced with the following:

                    "If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to our rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you duly exercise withdrawal rights as described in this section 4 before the Expiration Date or at any time after June 16, 2006, unless theretofore accepted for payment as provided herein."

               MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

                    The third paragraph of Section 5 entitled "Material U.S. Federal Income Tax Consequences" on page 8 is hereby deleted and replaced with the following:

                    "WE RECOMMEND THAT YOU CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OFFER AND THE MERGER, INCLUDING U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES."

               INFORMATION CONCERNING SYBRON

                    The second sentence of the sixth paragraph in Section 8 entitled "Information Concerning Sybron" on page 10 is hereby deleted and replaced with the following:

                    "You may read and copy any reports, statements or other information filed at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549."

               INFORMATION CONCERNING DANAHER AND THE PURCHASER

                    In the fifth and sixth paragraphs of Section 9 entitled "Information Concerning Danaher and the Purchaser", the references on page 11 "to our knowledge" are hereby deleted and replaced with the phrase:

                    "to our knowledge after reasonable inquiry."

               SOURCE AND AMOUNT OF FUNDS

                    In the first paragraph of Section 12 entitled "Source and Amount of Funds" on page 22, the last sentence is hereby deleted and replaced with the following language:

                    "Danaher intends to fund the cash purchase price and related expenses of the Offer with the proceeds of the issuance of commercial paper of up to $2.2 billion, in the aggregate, and from available cash. Danaher anticipates that the commercial paper program will be backstopped by Danaher's $1.5 billion bank credit facility (the "Bank Facility") and a new 364 Day Revolving Credit Facility (the "New Revolving Facility") in an aggregate principal amount up to $700 million. The Bank Facility has a maturity date of April 25, 2011, subject to a one-year extension at the request of Danaher and with the consent of the lenders. Danaher has received a commitment letter from UBS Loan Finance LLC, dated April 11, 2006, which provides that the New Revolving Facility will have a term of 364 days from its effective date and will otherwise have terms substantially similar to those of the Bank Facility.

                    Loans under Danaher's commercial paper program are expected to be made on customary market terms. Interest expense is expected to be paid on maturity, and is expected to be based on prevailing market rates measured by reference to the London inter-bank offered rate.

                    The Bank Facility is between Danaher and certain of its subsidiaries and Bank of America, N.A., as Administrative Agent and Swing Line Lender, Banc of America Securities LLC and Citigroup Global Markets Inc. as Joint Lead Arrangers and Joint Book Managers, Citibank, N.A., as Syndication Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association, as Documentation Agents, and the other lenders party thereto, and provides Danaher with a revolving credit facility of up to $1.5 billion.

                    At Danaher's election, the interest rates per annum applicable to borrowings under the Bank Facility are based on a fluctuating rate of interest measured by reference to either (a) the London inter-bank offered rate plus a borrowing margin, or (b) a base rate. The Bank Facility also provides for Bid Loans (as defined in the Bank Facility), which bear interest at the rate bid by the particular lender providing such loan. Danaher has agreed to pay to Bank of America, as Administrative Agent, for the account of the Lenders, a quarterly facility fee and a quarterly utilization fee, the amount of each of which fluctuate based on Danaher's credit rating at the time. The amount of the utilization fee will also fluctuate with the aggregate amount of borrowings under the Bank Facility. The Bank Facility is prepayable in whole or in part without premium or penalty, subject to the payment of an additional fee, under certain circumstances.

                    Danaher's obligations under the Bank Facility are unsecured. Danaher has unconditionally and irrevocably guaranteed the obligations of each of its subsidiaries in the event a subsidiary is named as a borrower under the Bank Facility. The Bank Facility contains customary representations and warranties, conditions precedent, covenants, events of default, indemnities and other provisions.

                    Copies of each of the Bank Facility and the New Revolving Facility commitment letter are included as exhibits to Danaher's Tender Offer Statement on Schedule TO filed with the SEC. Reference is made to such exhibits for a more complete description of the terms and conditions of the credit facilities.

                    Danaher plans to repay the outstanding commercial paper program and drawings under the Bank Facility and New Revolving Facility over time with new financing and available cash.

                    Danaher reserves the right to fund the purchase of the securities under the Offer from one or a combination of the above discussed sources or other sources."

               CONDITIONS OF THE OFFER

                    The following language is hereby inserted as an additional paragraph on page 24 following the last paragraph of Section 14 entitled "Conditions of the Offer" and prior to the
                    Section 15 entitled "Legal Matters; Required Regulatory Approvals":

                    "For information with respect to the applicable waiting periods for the review to be undertaken by the US and foreign governmental agencies please see the discussion on
                    Section 15 entitled "Legal Matters; Required Regulatory Approvals."

               LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

                    The following language is hereby inserted as an additional paragraph on page 26 following the eighth paragraph of
                    Section 15 entitled "Legal Matters; Required Regulatory Approvals":

                    "In addition to the United States, the transaction has been notified in certain other jurisdictions, of which Danaher considers Germany and Austria to be material. Notifications were filed in Germany on April 20 and in Austria on April
                    21. The initial waiting periods for Austria and Germany expire on May 19 and June 1 respectively. However, in each jurisdiction the parties have sought expedited treatment which would permit the relevant authorities in those jurisdictions to terminate their review and end the relevant waiting periods in each jurisdiction prior to May 15 and the parties believe this transaction is consistent with the standards for receipt of expedited treatment, although the provision and timing of that treatment is within the discretion of the relevant authorities. As in the United States, each jurisdiction also has the authority to extend the waiting periods if the relevant authority determines that further investigation of the transaction is required."

               LEGAL PROCEEDINGS

                    The following language is hereby inserted as an additional Section on page 26 following the last paragraph of Section 17 entitled "Miscellaneous":

                    "18. LEGAL PROCEEDINGS.

                      On April 24, 2006, Dolphin Limited Partnership I, L.P. and
                    City of Pontiac General Employees' Retirement System, purported holders of Shares, filed a class action complaint in the Superior Court of the State of California, County of Orange, purportedly on behalf of themselves and all others similarly situated, against Sybron, Sybron's directors, Purchaser and Danaher. The complaint alleges breach of fiduciary duties of loyalty, due care, independence, good faith, and fair dealing; failure to maximize shareholder value; impermissibly locking up the proposed acquisition through allegedly improper illegal defensive measures; and failing to disclose material information to shareholders in connection with the proposed acquisition. According to the complaint, the plaintiffs seek, among other things, preliminary and permanent equitable relief, including an injunction against consummation of the proposed acquisition and an unspecified amount for the costs and disbursements of the lawsuit, including reasonable attorneys' and experts' fees. Danaher believes the allegations of the complaint to be without merit. The complaint is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the SEC; please refer to that Exhibit for additional information."

          ITEM 12.  EXHIBITS

                    Item 12 of the Schedule TO is hereby amended by adding
               thereto the following:

                        (a)(6)(A) Complaint titled Dolphin Limited Partnership I, L.P., et al. v. Sybron Dental Specialties, Inc., et al., filed on April 24, 2006, in the Superior Court of the State of California, County of Orange, Case No. 06CC00082.

                        (b)(1) Credit Agreement, dated as of April 25, 2006, among Danaher Corporation and Bank of America, N.A., et al.

                        (b)(2) Commitment letter with respect to a US$700,000,000 364 Day Revolving Credit Facility for Danaher Corporation, dated April 11, 2006, by UBS Loan Finance LLC.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2006

                                            DANAHER CORPORATION


                                            By: /s/ Daniel L. Comas
                                            ------------------------------------
                                            Name:   Daniel L. Comas
                                            Title:  Executive Vice President and
                                                    Chief Financial Officer


                                            SMILE ACQUISITION CORP.


                                            By: /s/ Daniel L. Comas
                                            ------------------------------------
                                            Name:   Daniel L. Comas
                                            Title:  President

                                  EXHIBIT INDEX



*(a)(1)(A) Offer to Purchase, dated April 18, 2006.

*(a)(1)(B) Form of Letter of Transmittal.

*(a)(1)(C) Form of Notice of Guaranteed Delivery.

*(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees.

*(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies  and Other Nominees.

*(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.

(a)(2) Not applicable.

(a)(3) Not applicable.

(a)(4) Not applicable.

*(a)(5)(A) Text of press release issued by Danaher dated April 12, 2006.

*(a)(5)(B) Form of summary advertisement dated April 18, 2006.

*(a)(5)(C) Excerpt from transcript of Danaher's first quarter 2006 earnings call, dated April 20, 2006.

(a)(6)(A) Complaint titled Dolphin Limited Partnership I, L.P. et al. v. Sybron Dental Specialties, Inc. et al., filed on April 24, 2006, in the Superior Court of the State of California, County of Orange, Case No. 06CC00082.

(b)(1) Credit Agreement, dated as of April 25, 2006, among Danaher Corporation and Bank of America, N.A., et al.

(b)(2) Commitment letter with respect to a US$700,000,000 364 Day Revolving Credit Facility for Danaher Corporation, dated April 11, 2006, by UBS Loan Finance LLC.

*(d)(1) Agreement and Plan of Merger, dated as of April 12, 2006, between Danaher, the Purchaser and Sybron.

*(d)(2) Confidentiality Agreement, dated as of March 13, 2006, between Danaher and Sybron.

(g) None.

(h) Not applicable.

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* Previously filed.